CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2021 THIRD QUARTER RESULTS
CALGARY, ALBERTA – NOVEMBER 4, 2021 – FOR IMMEDIATE RELEASE
Commenting on the Company's third quarter 2021 results, Tim McKay, President of Canadian Natural stated "Our diverse product mix is a competitive advantage, as we can allocate capital to the highest return projects, without being reliant on any one commodity. Our effective and efficient operations combined with disciplined capital allocation generates significant free cash flow, which delivers substantial shareholder returns through our sustainable dividend and ongoing share repurchases. Our world class long life low decline assets, which have low maintenance capital requirements relative to the size and quality of the assets, delivered top tier Q3/21 operational and financial results with average production volumes of approximately 1,238 MBOE/d achieved in the quarter, representing increases of 11% and 8% over Q3/20 and Q2/21 levels respectively. Our strong operational results during Q3/21 delivered robust quarterly adjusted funds flow of approximately $3.6 billion. After our disciplined capital program and dividend, the Company generated quarterly free cash flow of approximately $2.2 billion.
Environmental, Social and Governance ("ESG") performance remains a priority. We continue to invest in technologies and innovations designed to improve our environmental performance and reduce our environmental footprint. As previously announced, the Oil Sands Pathways initiative to achieve net zero greenhouse gas emissions by 2050 is an unprecedented initiative by the Canadian energy industry. Canadian Natural and Pathways alliance members are developing several technology pathways that when implemented will strengthen our leading ESG performance through meaningful emissions reductions while maintaining jobs in the oil sands sector and creating thousands of new construction and permanent jobs in the energy and cleantech industries. Collaboration with the federal and Alberta governments on this initiative will be critical for Canada to achieve its climate goals."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added "During the third quarter of 2021 our robust business model delivered strong net earnings of over $2.2 billion and adjusted net earnings of approximately $2.1 billion. Our diversified portfolio of world class assets combined with effective and efficient operations in a strong commodity price environment, allowed us to continue to enhance returns to shareholders by repurchasing shares and reducing debt at a faster rate than originally targeted. The Company's balance sheet continues to be a priority and was further strengthened during the quarter with ending net debt at approximately $15.9 billion, a reduction of approximately $2.3 billion compared to Q2/21. We remain on track to meet our full year 2021 capital investment target of approximately $3.48 billion.
Our commitment to returns to shareholders has been significant totaling $3.1 billion year to date through dividends and share repurchases. Subsequent to quarter end the Board of Directors has approved a 25% increase to our quarterly dividend to $0.5875 per share, payable on January 5, 2022. The increased dividend clearly demonstrates the confidence that the Board of Directors have in the sustainability of our business model, the strength of our balance sheet and the Company’s effective and efficient operations supported by our robust, long life low decline asset base and associated low maintenance capital requirements. With this increase, 2022 will mark the 22nd consecutive year of dividend increases for the Company, and this 25% increase from our previous quarterly dividend is in excess of our historical dividend compound annual growth rate of 20% over the last 22 years.

Effective July 1, 2021 our free cash flow allocation policy authorized management to increase returns to shareholders through accelerated share repurchases under the Company's Normal Course Issuer Bid (“NCIB”) by targeting the repurchase of approximately 1% of shares outstanding per quarter. This policy further states that once the Company reaches an absolute debt level of $15 billion, currently targeted to occur in Q4/21, 50% of free cash flow will be targeted to share repurchases, with the remaining 50% of free cash flow allocated to further strengthen our balance sheet. Per this policy, the Company repurchased approximately 12 million shares in the quarter and year-to-date as of November 3, 2021 we have repurchased a total of approximately 21.5 million shares for approximately $940 million. Subsequent to quarter end, and as an enhancement to the free cash flow allocation policy, the Board of Directors has authorized management to target absolute debt at levels below $15 billion (approximately 1.0 times debt to EBITDA in the current price environment). To the extent debt is below $15 billion, such amount will be available for strategic growth/acquisition opportunities."

QUARTERLY HIGHLIGHTS

		Three Months Ended			Nine Months Ended

($ millions, except per common share amounts)		Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Net earnings (loss)		$2,202	$1,551	$408	$5,130	$(1,184)
Per common share	– basic	$1.87	$1.31	$0.35	$4.33	$(1.00)
	– diluted	$1.86	$1.30	$0.35	$4.32	$(1.00)
Adjusted net earnings (loss) from operations (1)		$2,095	$1,480	$135	$4,794	$(932)
Per common share	– basic	$1.78	$1.25	$0.11	$4.05	$(0.79)
	– diluted	$1.77	$1.24	$0.11	$4.04	$(0.79)
Cash flows from operating activities		$4,290	$2,940	$2,070	$9,766	$3,444
Adjusted funds flow (2)		$3,634	$3,049	$1,740	$9,395	$3,492
Per common share	– basic	$3.08	$2.57	$1.47	$7.94	$2.96
	– diluted	$3.07	$2.56	$1.47	$7.91	$2.96
Cash flows used in investing activities		$721	$719	$643	$2,088	$2,195
Net capital expenditures, excluding net acquisition costs (3)		$881	$957	$771	$2,646	$2,030
Net capital expenditures, including net acquisition costs (3)		$1,011	$1,285	$771	$3,104	$2,030
Daily production, before royalties
Natural gas (MMcf/d)		1,708	1,614	1,362	1,640	1,421
Crude oil and NGLs (bbl/d)		952,839	872,718	884,342	934,873	914,859
Equivalent production (BOE/d) (4)		1,237,503	1,141,739	1,111,286	1,208,285	1,151,693
Footnotes 1 through 3 describe non-GAAP financial measures that the Company considers key in evaluating its performance. Derivations of these measures are discussed in the "Advisory" section of this press release.
(1)Adjusted net earnings (loss) from operations demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas.
(2)Adjusted funds flow demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.
(3)Net capital expenditures provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget.
(4)A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
▪Net earnings of $2,202 million and adjusted net earnings from operations of $2,095 million were realized in Q3/21, significant increases from Q2/21 net earnings of $1,551 million and adjusted net earnings from operations of $1,480 million, primarily as a result of higher realized pricing and effective and efficient operations.
▪Cash flows from operating activities were $4,290 million in Q3/21, increases from $2,070 million in Q3/20 and $2,940 million in Q2/21.
▪The strength of our balanced asset base, supported by safe, effective and efficient operations generates significant free cash flow over the long-term, making Canadian Natural’s business unique, robust and sustainable.
•Canadian Natural has a diverse asset base underpinned by low maintenance capital requirements and effective and efficient operations that delivers significant free cash flow.
•Canadian Natural generated strong quarterly adjusted funds flow of $3,634 million in Q3/21, a significant increase from Q2/21 levels of $3,049 million, primarily the result of higher realized pricing and effective and efficient operations.
•Reflecting the strength of our effective and efficient operations and our high quality, long life low decline asset base, Canadian Natural generated strong quarterly free cash flow of $2,195 million in Q3/21, after dividend payments of $558 million and net capital expenditures of $881 million, excluding acquisitions.
▪Returns to shareholders year to date in 2021 have been significant, as Canadian Natural has returned approximately $3.1 billion by way of dividends and share repurchases up to and including November 3, 2021.

Canadian Natural Resources Limited	3	Nine months ended September 30, 2021

•Share repurchases for cancellation during Q3/21 per the free cash flow allocation policy, totaled 11,984,400 shares or 1% of common shares outstanding at a weighted average price of $42.26 per share. Share repurchases for cancellation in 2021 up to and including November 3, 2021 total 21,464,400 common shares at a weighted average price of $43.77 per share.
•Subsequent to quarter end the Board of Directors has approved a 25% increase to our quarterly dividend to $0.5875 per share, payable on January 5, 2022. The increased dividend clearly demonstrates the confidence that the Board of Directors have in the sustainability of our business model, the strength of our balance sheet and the Company’s effective and efficient operations supported by our robust, long life low decline asset base and associated low maintenance capital requirements.
◦With this increase, 2022 will mark the 22nd consecutive year of dividend increases for the Company, and this 25% increase from our previous quarterly dividend is in excess of our historical dividend compound annual growth rate of 20% over the last 22 years.
▪Canadian Natural executed on our commitment to further strengthen our balance sheet with strong financial results in Q3/21, reducing net debt by approximately $2.3 billion from Q2/21 levels, while net debt has decreased by approximately $5.8 billion over the last 12 months ended September 30, 2021. In Q3/21 the Company executed on the following:
•On August 16, 2021 the Company repaid the US$500 million 3.45% notes originally due November 15, 2021.
•The Company repaid $500 million on its $2,650 million term credit facility due February 2023.
◦Subsequent to quarter end the Company repaid an additional $1,000 million, which reduced the facility balance to $1,150 million as at November 3, 2021.
▪Effective July 1, 2021 our free cash flow allocation policy authorized management to increase returns to shareholders through accelerated share repurchases under the Company's NCIB by targeting the repurchase of approximately 1% of shares outstanding per quarter. This policy further states that once the Company reaches an absolute debt level of $15 billion, currently targeted to occur in Q4/21, 50% of free cash flow will be targeted to share repurchases, with the remaining 50% of free cash flow allocated to further strengthen our balance sheet. Per this policy, the Company repurchased approximately 12 million shares in the quarter and year to date as of November 3, 2021 we have repurchased a total of approximately 21.5 million shares for approximately $940 million. Subsequent to quarter end, and as an enhancement to the free cash flow allocation policy, the Board of Directors has authorized management to target absolute debt at levels below $15 billion (approximately 1.0 times debt to EBITDA in the current price environment). To the extent debt is below $15 billion, such amount will be available for strategic growth/acquisition opportunities.
▪In Q3/21 the Company continued its focus on safe, effective and efficient operations averaging quarterly production volumes of 1,237,503 BOE/d, increases of 11% and 8% from Q3/20 and Q2/21 levels respectively. The increases from prior periods are primarily as a result of robust natural gas production and strong Oil Sands Mining and Upgrading performance after completion of planned turnaround activities.
•The Company delivered strong natural gas performance in Q3/21 with corporate natural gas production of 1,708 MMcf/d, an increase of 6% from Q2/21 levels. The increase from Q2/21 levels primarily reflects reinstated production volumes from the Pine River Gas Plant, acquisitions, and strong drilling results, partially offset by natural field declines.
◦Corporate natural gas operating costs in Q3/21 averaged $1.17/Mcf, a decrease of 2% from Q2/21 levels.
•Strong quarterly liquids production volumes averaged 952,839 bbl/d in Q3/21, increases of 8% and 9% from Q3/20 and Q2/21 levels respectively, primarily due to Canadian Natural's effective and efficient operations and planned turnaround activities completed in prior periods.
▪Canadian Natural's North America E&P liquids production, including thermal in situ, averaged 454,888 bbl/d during Q3/21, decreases of 8% and 5% from Q3/20 and Q2/21 levels respectively. The decreases from Q3/20 and Q2/21 levels were primarily due to natural field declines, planned turnaround activities at Jackfish and lower NGL production volumes largely due to third-party outages in the quarter.
•North American E&P liquids, including thermal in situ, operating costs averaged $13.33/bbl (US$10.58/bbl) in Q3/21, an increase of 4% from Q2/21 levels. The increase in operating costs from Q2/21 was primarily due to increased energy costs and lower production volumes.

Canadian Natural Resources Limited	4	Nine months ended September 30, 2021

▪Canadian Natural's thermal in situ production averaged 248,113 bbl/d in Q3/21, decreases of 14% and 4% from Q3/20 and Q2/21 levels respectively. The decrease in thermal in situ production during Q3/21 compared to Q3/20 and Q2/21 was primarily due to planned turnaround activities at Jackfish and natural field declines.
•Thermal in situ assets operating costs averaged $12.24/bbl (US$9.71/bbl) in Q3/21, an increase of 4% from Q2/21 levels. The increase in operating costs from Q2/21 was primarily due to increased energy costs and lower production volumes due to planned turnaround activities.
▪The Company's world class Oil Sands Mining and Upgrading assets averaged quarterly production of 468,126 bbl/d of Synthetic Crude Oil ("SCO") in Q3/21, increases of 34% and 29% from Q3/20 and Q2/21 levels respectively and comparable to the record average quarterly production volumes achieved in Q1/21. Strong Q3/21 production performance was due to the Company's focus on continuous improvement, effective and efficient operations as well as planned turnaround activities completed during prior periods.
•Following recently completed maintenance and turnaround activities across the Oil Sands Mining and Upgrading assets, top tier performance and utilization resulted in industry leading operating costs. During the first nine months of 2021, as a result of the successful completion of the Scotford turnaround and expansion in 2020, the Company increased sales volumes by over 20,000 bbl/d of SCO.
•Operating costs from the Company's Oil Sands Mining and Upgrading assets were strong and remain top tier averaging $19.86/bbl (US$15.76/bbl) of SCO during Q3/21, a decrease of 22% from Q2/21 levels. The decrease from Q2/21 was primarily due to strong production volumes, the Company's culture of continuous improvement and planned turnaround activities completed during the prior period.
•Oil Sands Mining and Upgrading continue to be top tier with production volumes for October 2021 of approximately 477,000 bbl/d of SCO.

Canadian Natural Resources Limited	5	Nine months ended September 30, 2021

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil) and SCO (herein collectively referred to as “crude oil”) and natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is the Company's long life low decline production, representing approximately 81% of our total liquids production in Q3/21, the majority of which is zero decline high value SCO production from the Company's world class Oil Sands Mining and Upgrading assets. The remaining balance of long life low decline production comes from Canadian Natural's top tier thermal in situ oil sands operations and the Company's Pelican Lake heavy crude oil assets. The combination of these long life low decline assets, low reserves replacement costs, and effective and efficient operations, results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
In addition, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and, in the right economic conditions, provide excellent returns and maximize value for our shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs that can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.

Drilling Activity	Nine Months Ended Sep 30

	2021		2020
(number of wells)	Gross	Net	Gross	Net
Crude oil	130	127	43	37
Natural gas	50	40	25	21
Dry	1	1	—	—
Subtotal	181	168	68	58
Stratigraphic test / service wells	405	336	426	372
Total	586	504	494	430
Success rate (excluding stratigraphic test / service wells)		99%		100%
▪The Company's total crude oil and natural gas drilling program of 168 net wells for the nine months ended September 30, 2021, excluding stratigraphic/service wells, represents an increase of 110 net wells from the same period in 2020, consistent with the 2021 capital budget.
North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended			Nine Months Ended
	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Crude oil and NGLs production (bbl/d)	206,775	219,763	206,974	212,565	212,064
Net wells targeting crude oil	55	22	—	116	30
Net successful wells drilled	54	22	—	115	30
Success rate	98%	100%	—%	99%	100%

Canadian Natural Resources Limited	6	Nine months ended September 30, 2021

▪Canadian Natural's North America E&P crude oil and NGL production volumes, excluding thermal in situ averaged 206,775 bbl/d in Q3/21, comparable with Q3/20 levels. Production volumes decreased by 6% from Q2/21 levels primarily due to lower NGL production volumes largely as a result of third-party outages and natural field declines.
•Primary heavy crude oil production averaged 63,891 bbl/d in Q3/21, decreases of 10% and 3% from Q3/20 and Q2/21 levels respectively, primarily due to natural field declines, partially offset by strong drilling results and increased development activity in 2021.
◦Operating costs in the Company's primary heavy crude oil operations averaged $19.51/bbl (US$15.48/bbl) in Q3/21, comparable to Q2/21 levels.
◦At the Company's Clearwater play at Smith, the 6 net horizontal multilateral wells brought onstream in the first half of 2021 continue to perform well, with current production rates totaling over 1,800 bbl/d.
–The additional 6 net horizontal multilateral wells that were targeted to be onstream in Q4/21 are now on production with current volumes totaling approximately 2,100 bbl/d, exceeding the targeted rate of 2,000 bbl/d.
•Pelican Lake production in Q3/21 averaged 53,923 bbl/d, decreases of 4% and 2% from Q3/20 and Q2/21 levels respectively. The production decreases reflect the low decline nature of this long life low decline asset and the continued success of the Company's world class polymer flood.
◦The Company continues to focus on safe, effective and efficient operations, realizing low operating costs in Q3/21 at Pelican Lake, averaging $5.90/bbl (US$4.68/bbl), a decrease of 14% from Q2/21 levels. The operating cost decrease from Q2/21 levels was primarily due to Canadian Natural's culture of continuous improvement.
•North America light crude oil and NGL production averaged 88,961 bbl/d in Q3/21, an increase of 12% from Q3/20 levels and a decrease of 10% from Q2/21 levels. The increase from Q3/20 was primarily due to strong drilling results, acquired production over the past 12 months and development activities. The decrease from Q2/21 was primarily due to lower NGL production volumes, which impacted the quarter by approximately 8,400 bbl/d and natural field declines, offset by strong light crude oil drilling results.
◦Operating costs in the Company's North America light crude oil and NGL areas averaged $16.19/bbl (US$12.85/bbl) in Q3/21, an increase of 13% from Q2/21 levels. The increase in Q3/21 was primarily the result of increased energy costs and decreased NGL production volumes.
◦The Company continues to advance its high-value Montney light crude oil development plan at Wembley.
–13 net wells were onstream in Q3/21 with 5 additional net wells targeted to be onstream in Q4/21.
–Construction of a new crude oil battery was completed ahead of schedule and below budgeted costs.
–The project now targets to exit 2021 with total production rates of more than 10,000 bbl/d of liquids and 30 MMcf/d of natural gas, representing an increase of over 1,500 bbl/d of liquids and approximately 2 MMcf/d of natural gas.
–The Company is targeting strong well capital efficiencies of approximately $6,800/BOE/d.

Thermal In Situ Oil Sands
	Three Months Ended			Nine Months Ended

	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Bitumen production (bbl/d)	248,113	258,551	287,978	257,993	243,193
Net wells targeting bitumen	—	4	—	7	6
Net successful wells drilled	—	4	—	7	6
Success rate	—%	100%	—%	100%	100%
▪Canadian Natural's thermal in situ production averaged 248,113 bbl/d in Q3/21, decreases of 14% and 4% from Q3/20 and Q2/21 levels respectively. Changes in thermal in situ production during Q3/21 compared to Q3/20 and Q2/21 were primarily due to planned turnaround activities at Jackfish and natural field declines.

Canadian Natural Resources Limited	7	Nine months ended September 30, 2021

•Thermal in situ assets operating costs averaged $12.24/bbl (US$9.71/bbl) in Q3/21, an increase of 4% from Q2/21 levels. The increase in operating costs from Q2/21 was primarily due to increased energy costs and lower production volumes due to planned turnaround activities.
▪Solvent enhanced oil recovery technology is being piloted by the Company with an objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR"), reduce greenhouse gas ("GHG") intensity and have high solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•Results at Kirby South from our on-going two year pilot of this technology were positive, showing SOR and GHG intensity reductions of 45% through the piloted process, consistent with the targeted range, as well as solvent recoveries of approximately 85%, confirming the viability of this technology. As a result, the Company is progressing with engineering and design of a commercial scale SAGD pad development at Kirby North.
•As previously announced, a second solvent injection pilot intended to further validate this technology commenced in October 2021, in the steam flood area of Primrose. The Company's second pilot consists of 9 net wells, 5 producers and 4 injectors. The second pilot targets to operate for a two year period with targeted SOR and GHG intensity reductions of 40 to 45% and solvent recoveries of greater than 70%.

North America Natural Gas
	Three Months Ended			Nine Months Ended

	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Natural gas production (MMcf/d)	1,698	1,594	1,340	1,626	1,393
Net wells targeting natural gas	9	9	9	40	21
Net successful wells drilled	9	9	9	40	21
Success rate	100%	100%	100%	100%	100%
▪North America natural gas production was strong in Q3/21 averaging 1,698 MMcf/d, increases of 27% and 7% from Q3/20 and Q2/21 levels respectively. The increase from Q3/20 was primarily the result of acquired production in Q4/20 and strong drilling results, partially offset by natural field declines. The increase from Q2/21 levels primarily reflects reinstated production volumes from the Pine River Gas Plant, acquisitions, and strong drilling results, partially offset by natural field declines.
•North America natural gas operating costs in Q3/21 averaged $1.14/Mcf, comparable with Q2/21 levels.
▪As part of the 2021 budget, in the liquids-rich Montney area, the Company targets to utilize facility capacity through its drill-to-fill strategy adding low cost, high value liquids rich natural gas production volumes.
•At Septimus, production additions from the 5 net well pad completed in June 2021, brought the facility to full capacity of 150 MMcf/d of natural gas and 9,000 bbl/d of liquids. As a result of the strong performance of this pad, the facility is targeted to remain at full capacity into early 2022.
◦Operating costs at Septimus remained strong in Q3/21, averaging $0.25/Mcfe, a decrease of 22% from Q2/21 levels. The decrease in operating costs was primarily the result of the Company's drill to fill strategy and maximizing operational and cost efficiencies in the quarter.
▪Production at Townsend of 284 MMcf/d of natural gas was achieved in Q3/21, an increase of 7% over Q2/21 levels.
•Due to a recent BC court decision, all development activities at Townsend have been temporarily suspended with 9 wells that are awaiting facilities and pipeline permit approvals. Capital has been redeployed into our deep inventory of natural gas opportunities in northwest Alberta with similar strong drill-to-fill capital efficiencies and production volume profiles.

Canadian Natural Resources Limited	8	Nine months ended September 30, 2021

International Exploration and Production

	Three Months Ended			Nine Months Ended

	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Crude oil production (bbl/d)
North Sea	16,294	16,458	21,220	17,557	25,186
Offshore Africa	13,531	16,239	17,537	13,882	16,977
Natural gas production (MMcf/d)
North Sea	2	4	5	3	14
Offshore Africa	8	16	17	11	14
Net wells targeting crude oil	1.9	1.0	—	4.9	1.0
Net successful wells drilled	1.9	1.0	—	4.9	1.0
Success rate	100%	100%	—%	100%	100%
▪International E&P crude oil production volumes averaged 29,825 bbl/d in Q3/21, decreases of 23% and 9% from Q3/20 and Q2/21 levels respectively. The fluctuations in production from prior periods primarily reflects planned maintenance activities and natural field declines.
•Crude oil operating costs increased from prior periods primarily due to lower production volumes as a result of planned maintenance activities in the North Sea and Offshore Africa. Increased costs from prior periods also reflects the timing of liftings from various fields that have different cost structures in addition to fluctuations in the Canadian dollar.
•During Q3/21 the Company completed the planned turnaround at the Ninian Central platform in the North Sea. The planned maintenance activities at Espoir in Offshore Africa were completed subsequent to quarter end. Targeted production impacts are included in the Company's annual 2021 budgeted production volume range.
North America Oil Sands Mining and Upgrading

	Three Months Ended			Nine Months Ended

	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Synthetic crude oil production (bbl/d) (1) (2)	468,126	361,707	350,633	432,876	417,439
(1)SCO production before royalties and excludes production volumes consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪The Company's world class Oil Sands Mining and Upgrading assets averaged strong quarterly production of 468,126 bbl/d of SCO in Q3/21, increases of 34% and 29% from Q3/20 and Q2/21 levels respectively and comparable to the record average quarterly production volumes achieved in Q1/21. Strong Q3/21 production performance was due to the Company's focus on continuous improvement, effective and efficient operations as well as planned turnaround activities completed during prior periods.
•Following recently completed maintenance and turnaround activities across the Oil Sands Mining and Upgrading assets, top tier performance and utilization resulted in industry leading operating costs. During the first nine months of 2021, as a result of the successful completion of the Scotford turnaround and expansion in 2020, the Company has increased sales volumes by over 20,000 bbl/d of SCO.
•Operating costs from the Company's Oil Sands Mining and Upgrading assets were strong and remain top tier averaging $19.86/bbl (US$15.76/bbl) of SCO during Q3/21, a decrease of 22% from Q2/21 levels. The decrease from Q2/21 was primarily due to strong production volumes, the Company's culture of continuous improvement and planned turnaround activities completed during the prior period.
•Oil Sands Mining and Upgrading continue to be top tier with production volumes for October 2021 of approximately 477,000 bbl/d of SCO.

Canadian Natural Resources Limited	9	Nine months ended September 30, 2021

MARKETING

	Three Months Ended			Nine Months Ended

	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$70.55	$66.06	$40.94	$64.85	$38.30
WCS heavy differential as a percentage of WTI (%) (2)	19%	17%	22%	19%	36%
SCO price (US$/bbl)	$68.98	$66.49	$38.61	$63.31	$35.11
Condensate benchmark pricing (US$/bbl)	$69.22	$66.39	$37.55	$64.58	$35.10
Average realized pricing before risk management (C$/bbl) (3)	$68.06	$61.20	$40.14	$60.53	$28.91
Natural gas pricing
AECO benchmark price (C$/GJ)	$3.36	$2.70	$2.03	$2.95	$1.96
Average realized pricing before risk management (C$/Mcf)	$4.13	$3.17	$2.31	$3.59	$2.19
(1)West Texas Intermediate ("WTI").
(2)Western Canadian Select ("WCS").
(3)Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.
▪Crude oil prices continue to improve with WTI averaging US$70.55/bbl in Q3/21, increases of 72% and 7% from Q3/20 and Q2/21 levels respectively. The increase in WTI from comparable periods primarily reflects increased demand, the continuation of agreements by OPEC+ to maintain the majority of production cuts implemented in 2020 and the strengthening of the global economy.
•As at November 2, 2021 for crude oil, annual WTI pricing of US$69.22/bbl is currently 76% higher than 2020 levels and the annual WCS heavy oil differential, currently at approximately a 19% discount to WTI, is in line with average historical levels.
▪Natural gas prices continue to improve with AECO averaging $3.36/GJ in Q3/21, increases of 66% and 24% from Q3/20 and Q2/21 levels respectively. The increase in natural gas prices from the comparable periods primarily reflects lower storage levels and increased NYMEX benchmark pricing.
▪Market egress has improved as Enbridge's Line 3 pipeline replacement began operations on October 1, 2021, increasing incremental transportation throughout the month of October.
•November 2021 is expected to be the first full month of incremental crude oil transportation of approximately 370,000 bbl/d on Enbridge's Line 3 pipeline, increasing crude oil egress from western Canada.
▪Improved performance at the North West Redwater ("NWR") Refinery continues to increase local demand for heavy crude oil.
▪Construction on the 590,000 bbl/d Trans Mountain Expansion targets an on stream date in early 2023, on which Canadian Natural has committed 94,000 bbl/d.
FINANCIAL REVIEW
The Company continues to implement proven strategies including its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. Canadian Natural’s adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and related flexible capital expenditure program, all support a flexible financial position and provide the appropriate financial resources for the near-, mid- and long-term.
▪The Company’s strategy to maintain a diverse portfolio, balanced across various commodity types, averaged quarterly production of 1,237,503 BOE/d in Q3/21, with approximately 99% of total production located in G7 countries.

Canadian Natural Resources Limited	10	Nine months ended September 30, 2021

▪In Q3/21, reflecting the strength of our effective and efficient operations and our high quality, long life low decline asset base, Canadian Natural generated robust quarterly free cash flow of $2,195 million, after dividend payments of $558 million and net capital expenditures of $881 million, excluding acquisitions.
▪Returns to shareholders year to date in 2021 have been significant, as Canadian Natural has returned approximately $3.1 billion by way of dividends and share repurchases up to and including November 3, 2021.
•Share repurchases for cancellation during Q3/21 per the free cash flow allocation policy, totaled 11,984,400 shares or 1% of common shares outstanding at a weighted average price of $42.26 per share. Share repurchases for cancellation in 2021 up to and including November 3, 2021 total 21,464,400 common shares at a weighted average price of $43.77 per share.
•Subsequent to quarter end the Board of Directors has approved a 25% increase to our quarterly dividend to $0.5875 per share, payable on January 5, 2022. The increased dividend clearly demonstrates the confidence that the Board of Directors have in the sustainability of our business model, the strength of our balance sheet and the Company’s effective and efficient operations supported by our robust, long life low decline asset base and associated low maintenance capital requirements.
◦With this increase, 2022 will mark the 22nd consecutive year of dividend increases for the Company, and this 25% increase from our previous quarterly dividend is in excess of our historical dividend compound annual growth rate of 20% over the last 22 years.
▪Canadian Natural executed on our commitment to further strengthen our balance sheet with strong financial results in Q3/21, reducing net debt by approximately $2.3 billion from Q2/21 levels, while net debt has decreased by approximately $5.8 billion over the last 12 months ended September 30, 2021.
•On August 16, 2021 the Company repaid the US$500 million 3.45% notes originally due November 15, 2021.
•During Q3/21 the Company repaid $500 million on its' $2,650 million term credit facility due February 2023.
◦Subsequent to quarter end the Company repaid an additional $1,000 million, which reduced the facility balance to $1,150 million as at November 3, 2021.
▪As at September 30, 2021, the Company had undrawn revolving bank credit facilities of approximately $5.0 billion. Including cash and cash equivalents and short-term investments, the Company had significant liquidity of approximately $6.2 billion. At September 30, 2021, the Company did not have any funds drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪Effective July 1, 2021 our free cash flow allocation policy authorized management to increase returns to shareholders through accelerated share repurchases under the Company's NCIB by targeting the repurchase of approximately 1% of shares outstanding per quarter. This policy further states that once the Company reaches an absolute debt level of $15 billion, currently targeted to occur in Q4/21, 50% of free cash flow will be targeted to share repurchases, with the remaining 50% of free cash flow allocated to further strengthen our balance sheet. Per this policy, the Company repurchased approximately 12 million shares in the quarter and year-to-date as of November 3, 2021 we have repurchased a total of approximately 21.5 million shares for approximately $940 million. Subsequent to quarter end, and as an enhancement to the free cash flow allocation policy, the Board of Directors has authorized management to target absolute debt at levels below $15 billion (approximately 1.0 times debt to EBITDA in the current price environment). To the extent debt is below $15 billion, such amount will be available for strategic growth/acquisition opportunities.
▪During Q3/21, the Company filed base shelf prospectuses that allow for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada and US$3,000 million of debt securities in the United States, which expire August 2023, replacing the Company's previous base shelf prospectuses which would have expired in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	11	Nine months ended September 30, 2021

ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver responsibly produced energy that the world needs through leading ESG performance. Canadian Natural's culture of continuous improvement provides a significant advantage and results in continued improvement in the Company's environmental performance.
2020 Stewardship Report
Canadian Natural published its 2020 Stewardship Report to Stakeholders in August 2021, which is available on the Company's website at https://www.cnrl.com/report-to-stakeholders. The report displays how Canadian Natural continues to focus on safe, reliable, effective and efficient operations while minimizing its environmental footprint. Canadian Natural outlined its pathway to lower carbon emissions and its journey to achieve its goal of net zero GHG emissions in the oil sands. Highlights from the Company's 2020 report are as follows:
▪Canadian Natural's corporate GHG emissions intensity continues to improve, decreasing by 18% from 2016 to 2020, a material reduction in emissions intensity.
▪The Company reduced methane emissions in its North American E&P segment by 28% from 2016 to 2020.
▪The Company continues to improve corporate total recordable injury frequency ("TRIF") in 2020, with a TRIF of 0.21 in 2020 compared to 0.50 in 2016. The Company's TRIF is down 58% since 2016, while man-hours have increased over this time period.
▪Canadian Natural is one of the largest owners of Carbon Capture and Storage ("CCS") and sequestration capacity in the oil and natural gas sector globally through projects at Horizon, the Company’s 70% owned Quest CCS facility located at Scotford, and its 50% working interest in the NWR Refinery. As part of our comprehensive GHG emissions reduction strategy, our CCS projects include carbon dioxide ("CO2") storage in geological formations, the use of CO2 in enhanced oil recovery techniques and injection of CO2 into tailings. Gross carbon capture capacity through these projects combined is approximately 2.7 million tonnes of CO2 annually, equivalent to taking approximately 576,000 cars off the road per year.
▪The Quest Carbon Capture, Utilization and Storage ("CCUS") (70% Company ownership) facility captures and stores approximately 1.1 million tonnes of CO2 per year, the equivalent of removing approximately 235,000 cars off the road annually. In May 2020 Quest reached the milestone of 5 million tonnes of stored carbon dioxide, equal to the emissions from approximately 1.25 million cars.
•At Horizon, annual capture capacity is approximately 0.4 million tonnes of CO2 from the hydrogen plant, the equivalent of removing approximately 85,000 cars off the road annually.
•At the NWR Refinery, captured CO2 is delivered to the Alberta Carbon Truck Line for enhanced oil recovery and permanent storage in central Alberta. At full capacity, approximately 1.2 million tonnes of CO2 per year is targeted to be captured, the equivalent of removing approximately 256,000 cars off the road annually.
▪The Company continues to increase the level of third party verified direct GHG emissions and indirect energy use.
•The Company targets to increase the total corporate level of third party verification of GHG emissions to 95% in 2021, an increase of 9% from 2020 levels of 87%.
▪In 2020 the Company planted its one millionth tree at AOSP and its one and a half millionth tree at Horizon, reclaiming land and contributing to increased carbon capture.
Oil Sands Pathway to Net Zero Initiative
On June 9, 2021 Canadian Natural together with oil sands industry participants formally announced the Oil Sands Pathways to Net Zero initiative. Canadian Natural and these companies operate approximately 90% of Canada’s oil sands production. The goal of this unique alliance, working collectively with the federal and Alberta governments, is to achieve net zero GHG emissions from oil sands operations by 2050 to help Canada meet its climate goals, including its Paris Agreement commitments and 2050 net zero aspirations.
▪This collaborative effort follows welcome announcements from the Government of Canada and the Government of Alberta of important support programs for emissions-reduction projects and infrastructure. Collaboration between industry and government will be critical to progressing the Oil Sands Pathways to Net Zero vision and achieving Canada’s climate goals.
▪The Pathways vision is anchored by a major CCUS trunkline connected to a carbon sequestration hub to enable multi-sector ‘tie-in’ projects for expanded emissions reductions. The proposed CCUS system will involve significant

Canadian Natural Resources Limited	12	Nine months ended September 30, 2021

collaboration between industry and government, which is similar to the Longship/Northern Lights project in Norway as well as other CCUS projects in the Netherlands, UK and USA.
▪The Pathways initiative is ambitious and will require significant investment on the part of both industry and government to advance the research and development of new and emerging technologies.
▪The companies involved look forward to continuing to work with governments and to engage with Indigenous and local communities in northern Alberta, to make this ambitious, major emissions-reduction vision a reality so those communities can continue to benefit from Canadian resource development.
Government Support for Carbon Capture, Utilization and Storage
The Government of Canada has recognized the important role of carbon capture, utilization and storage projects for the oil sands sector to continue contributing to Canada’s economic growth while working towards climate objectives. Canadian Natural is a leader in CCUS and GHG reduction projects and sees many opportunities for industry to advance investments in CCUS projects. Details of the proposed government programs to support CCUS are important and the Company looks forward to continuing to provide input as government finalizes its plans.
ENVIRONMENTAL TARGETS
▪As previously announced in August 2021, Canadian Natural has committed to new environmental targets as follows:
•50% reduction in North America E&P, including thermal in situ, methane emissions by 2030, from a 2016 baseline.
•40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline.
•40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline.
▪In 2018, Canadian Natural was one of the first oil companies to announce an aspirational goal of achieving net zero emissions in its oil sands operations.
▪Through the Company’s participation in the Oil Sands Pathways to Net Zero Initiative with our industry partners and collaboration with the federal and Alberta governments, the Company is further refining its goal by targeting to achieve net zero emissions in its oil sands operations by 2050.
▪The Company is currently working through the details with members of the net zero initiative alliance to advance key milestones to be achieved over the next decade as we accelerate related projects through the Pathways initiative.

Canadian Natural Resources Limited	13	Nine months ended September 30, 2021

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Company's Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Oil Sands Pathway to Net Zero Initiative, the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market, the development and deployment of technology and technological innovations, and the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+")) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations.

Canadian Natural Resources Limited	14	Nine months ended September 30, 2021

Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding non-GAAP Financial Measures
This press release includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings (loss) from operations, adjusted funds flow and net capital expenditures. These financial measures are not defined by International Financial Reporting Standards ("IFRS") and therefore are referred to as non-GAAP financial measures. The non-GAAP financial measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP financial measures to evaluate its performance. The non-GAAP financial measures should not be considered an alternative to or more meaningful than net earnings (loss), cash flows from operating activities, and cash flows used in investing activities as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP financial measure adjusted net earnings (loss) from operations is reconciled to net earnings (loss), as determined in accordance with IFRS, in the "Financial Highlights" section of this press release and the Company's MD&A. Additionally, the non-GAAP financial measure adjusted funds flow is reconciled to cash flows from operating activities, as determined in accordance with IFRS, in the "Financial Highlights" section of the Company's MD&A. The non-GAAP financial measure net capital expenditures is reconciled to cash flows used in investing activities, as determined in accordance with IFRS, in the "Net Capital Expenditures" section of the Company's MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the "Liquidity and Capital Resources" section of the Company's MD&A.
Adjusted net earnings (loss) from operations is a non-GAAP financial measure that represents net earnings (loss), as determined in accordance with IFRS, as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for the after-tax effects of certain items of a non-operational nature. The Company considers adjusted net earnings (loss) from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. Adjusted net earnings (loss) from operations may not be comparable to similar measures presented by other companies.
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from (used in) operating activities, as determined in accordance with IFRS, as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets, including the unamortized cost of the share bonus program, accrued interest on subordinated debt advances to North West Redwater Partnership ("NWRP"), and prepaid cost of service tolls. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. Adjusted funds flow may not be comparable to similar measures presented by other companies.
Net capital expenditures is a non-GAAP financial measure, as determined in accordance with IFRS, that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, the repayment of NWRP subordinated debt advances, abandonment expenditures including the impact of government grant income under the provincial well-site rehabilitation programs, and the settlement of long-term debt assumed in acquisitions. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. Net capital expenditures may not be comparable to similar measures presented by other companies.
Free cash flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital from operating activities, abandonment, certain movements in other long-term assets, less net capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders, and to repay debt.
Adjusted EBITDA is a non-GAAP financial measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for interest, taxes, depletion, depreciation and amortization, stock based compensation expense (recovery), unrealized risk management gains (losses), unrealized foreign exchange gains (losses), and accretion of the Company’s asset retirement obligation. The Company considers adjusted EBITDA a key measure in evaluating its operating profitability by excluding non-cash items.

Canadian Natural Resources Limited	15	Nine months ended September 30, 2021

Debt to adjusted EBITDA is a non-GAAP ratio that is derived as the current and long-term portions of long-term debt, divided by the 12 month trailing Adjusted EBITDA, as defined above. The Company considers this ratio to be a key measure in evaluating the Company's ability to pay off its debt.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2020. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021 and the Company's MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2020, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A.

Canadian Natural Resources Limited	16	Nine months ended September 30, 2021

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2021 Third Quarter Earnings Results on Thursday, November 4, 2021 before market open.

A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Thursday, November 4, 2021.

The conference call will also be webcast and can be accessed on the home page our website, www.cnrl.com.

The North American conference call number is 833-670-0711 and the international conference call number is 001-236-714-2926. You will also be required to enter the following passcode 5782073 for the call. When prompted, please record your name and company name.

An archive of the broadcast will be available until 6:00 p.m. Mountain Time, Thursday, November 18, 2021. To access the rebroadcast in North America, dial 1-800-585-8367. Those outside of North America, dial 001-416-621-4642. The conference archive ID number is 5782073.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Canadian Natural Resources Limited	17	Nine months ended September 30, 2021